Division of Corporation Finance	Via Edgar
Office of Real Estate & Construction
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

January 30, 2024

Re: Concreit Fund I LLC

Amendment No. 2 to

Offering Statement on Form 1-A

Filed December 19, 2024

File No. 024-12457

Dear Sir or Madam:

This letter is submitted on behalf of Concreit Fund I LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”) of the Securities & Exchange Commission (the “Commission”) in a letter dated January 17, 2025 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A (File No. 024-12457) submitted for review pursuant to Regulation A under the Securities Act of 1933, as filed, to the Commission on July 2, 2024. The responses provided are based upon information provided by the Company. Each line item below corresponds to the comment number in your letter, followed by our response:

Amendment No. 2 to Form 1-A filed on December 19, 2024

General

1.	Comment:

We note your response to comment 3. We also note that the company sold 4,795,660 Investor Shares after the 3-year termination of your qualification on May 21, 2023, through July 2, 2024 (when you stopped selling Investor Shares). We also note, in your response to comment 4, that you sold 5,190,800 Investor Shares between May 14, 2022, and May 21, 2023. In total between May 14, 2022, and July 2, 2024, you sold 9,986,460 Investor Shares for $9,582,027. We note that your initial Form 1-A was qualified on May 21, 2020, and that you filed a post-qualification amendment (“PQA”) on May 7, 2021, which was qualified on May 13, 2021. You have not filed a PQA at least every 12 months after the initial PQA offering statement qualification date on May 13, 2021. Securities Act Rule 252(f)(2)(i) requires issuers to file such PQAs to include the required updated audited financial statements and disclosure at least every 12 months. Offers and sales cannot be made using a Form 1-A that does not included updated financial statements. As a result of this lapse in your offering, it appears that the previously qualified Regulation A offering was terminated. Please revise your offering statement to add a risk factor that explains these offerings and describes the risks to the company including those related to potential liabilities to the company.

Response: We have revised our offering statement to include a risk factor addressing the Staff’s comment under “Risks Related to Compliance and Regulation”.

2.	Comment:

Please revise to update your information throughout the offering statement to at least June 30, 2024. We note your statements that “[a]s of May 31, 2024 ,we have issued and sold 13,542,002 Investor Shares through a registered broker-dealer...” and “[a]s of May 31, 2024, we have raised $1,864,499 from 24 accredited investors….” We also note that the information in the Principal Securityholders section, on page 41, is as of May 1, 2024. The information in that section needs to be as of the most recent practicable date. Please revise throughout your offering circular as appropriate.

Response: Where pertinent, we have revised the information throughout the offering statement to June 30, 2024.

3.	Comment:

Please revise Item 6 in Part I of Form 1-A to briefly state the facts relied upon for the issuance of the securities under Section 3(b) of the Securities Act of 1933 and Regulation A, and Section 4(a)(2) of the Securities Act of 1933, and Rule 506(c) of Regulation D.

Response: Item 6 has been updated.

Cover page

4	Comment:

We note your statement that “Investor Shares will be subject to the ownership and transfer limitations set forth in our second amended and restated limited liability company agreement.” Please revise to briefly address the ownership and transfer limitations associated with the Investor Shares.

Response: Thank you for your comment regarding the ownership and transfer limitations associated with our Investor Shares. We have revised this section to include additional information associated with these limitations.

Distributions, page 7

5.	Comment:
We note your response to comment 7. Please revise your Distribution section to reflect your response to the comment.

Response: We have revised this section to include the table from our previous comment.

Terms and Conditions of Operating Agreement, page 14

6.	Comment:

We note your statement that “The Operating Agreement will contain highly detailed terms and conditions, many of which are not described fully (or at all) in this Offering Circular. In all cases, the Company’s Operating Agreement will supersede this Offering Circular.” Please revise to indicate that all material terms of the Operating Agreement are addressed in the Offering Circular including the Description of Membership Interests and Certain Provisions of Our Operating Agreement section on page 55.

Response:

Thank you for your comment regarding the Terms and Conditions of our Operating Agreement. We have made your requested revision to indicate that all material terms of the Operating Agreement are addressed in the Offering Circular, which includes the Description of Membership Interests and Certain Provisions in our Operating Agreement section. We have also reviewed and ensured complete access to all material information needed to make an informed investment decision through the Offering Circular itself.

Management, page 32

7.	Comment:

We note your response to comment 10 and we reissue our comment. Please revise this section to specifically disclose your management’s and board member’s business experience over that past five years and include their dates of employment. Revise to address the principal business conducted by Matrix Partners, Unlock Venture Partners, Snowball Investments, Talon Private Capital, Vibrant Cities, Avidian Technologies, and Columbia Pacific Advisors.

Response:

In response to your comment regarding the disclosure of business experience and principal business activities, we believe our current disclosure adequately addresses the requirements of Item 21 of Form S-11 and Item 401 of Regulation S-K for the following reasons:

Our disclosure covers all relevant positions from January 2020 to January 2025 (the five-year window) for each individual in our management and board of directors of the sponsor:

● Sean Hsieh and Jordan Levy: Continuous employment at Concreit Inc. since 2018

● Dana Stalder: Board Member at Concreit (June 2021-present) and General Partner at Matrix Partners (2008-present)

● Andy Liu: Board Member at Concreit (January 2020-present) and Co-founding partner of Unlock Venture Partners (2017-present)

We have included descriptions of the principal business for each relevant company:

● Matrix Partners: Early-stage venture capital firm primarily focusing investments in FinTech, Consumer Marketplaces, and Enterprise Software

● Unlock Venture Partners: Early-stage venture capital firm focusing investments in Technology and Software, Fintech, Web3 and Metaverse, Gaming and Data-Driven companies

● Snowball Investments: Commercial real estate investing firm that owns and operates a portfolio of long-term commercial real estate investments in the Puget Sound region

● Talon Private Capital: Commercial real estate private equity investment firm that acquires and manages commercial real estate assets through the West Coast

● Vibrant Cities: Multifamily real estate development firm that develops multifamily and hospitality properties in Seattle and Portland

● Avidian Technologies: Software company that develops Customer Relationship Management (CRM) software specializing in Prophet CRM

● Columbia Pacific Advisors: Alternative investment management firm managing strategies in private equity real estate, direct lending, opportunistic and hedged strategies, and alternative investment vehicles

We believe these descriptions provide investors with a clear understanding of each company’s principal business activities and their relevance to our operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operation,

8.	Comment: Please revise your Results of Operations along with your Liquidity and Capital Resources sections to address the financial results and financial condition for and as of June 30, 2024.

Response: We have revised and updated our Results of Operations and our Liquidity and Capital Resources sections for and as of June 30, 2024.

Prior Performance Summary, page 55

9.	Comment: We note you indicate in your revised disclosure that “[o]ur focus on investing in debt instruments will emphasize the payment of current returns to investors and preservation of invested capital as our primary investment objectives. This is unlike the Prior Program which provides for investment in individual real estate properties that will be owned by individual series of the Prior Program. Additionally, the investment objectives of the Prior Program are not consistent with ours in that the Prior Program also seeks long-term capital appreciation.” Given your revised disclosure, it appears that the investment objectives of the prior program are not consistent with the objectives of Concreit Fund I LLC. Please revise to delete your prior performance summary narrative given that the investment objectives of the prior program do not have similar investment objectives.

Response: We have revised our Prior Performance Summary by removing the narrative of the prior program with dissimilar investment objectives, and focusing on the prior performance of Concreit Fund I LLC.

Reinvestment Plan, page 65

10.	Comment: We note your response to comment 13. We are still considering your disclosure regarding the reinvestment plan and the bonus program. Please disclose how the reinvestment plan and the bonus program work. We may have additional comments.

Response:

In response to your comment regarding the Reinvestment Plan and Bonus Program disclosure, we’ve updated and disclosed how the two programs work together. We would like to clarify that the Bonus Program is a fee-waiver credit program that operates as follows:

1.       Eligible investors may receive up to 1.0% through fee-waiver credits based on their assets under management fees owed in a distribution.

2.       These credits are applied monthly to reduce the effective asset management fees charged to the investor.

3.       The net result increases the investor’s distribution amount

4.       Participation is automatic unless an investor opts out

5.       The program is administered through our platform technology

When an investor participates in both programs:

● Investors enrolled in the Reinvestment Plan receive their distributions (including any Bonus Program credits) in the form of additional Investor Shares

● Investors not enrolled in the Reinvestment Plan receive their distributions (including any Bonus Program credits) in cash

 Plan of Distribution, page 90

11.	Comment: We note your response to comment 1. Please address how long it will take for the Manager to accept the subscription agreements and thereby accept the investor as a member. Also clarify when the first settlement will occur with the current offering.

Response: We have revised this section to address how long the Manager will take to accept an investor as a member and that we can accept the first settlement the day after qualification.

Interim Financial Statements, page F-1

12.	Comment: We note your response to our prior comment 15 and your revision to your filing to include interim financial statements as of and for the six months ended June 30, 2024. With respect to such interim financial statements, please revise the statements of income, the statements of members’ equity and the statements of cash flows to provide the comparable period of the preceding fiscal year (e.g., to show the activity for the six months ended June 30, 2023). Reference is made to Rule 8-03 of Regulation S-X.

Response: We have revised our interim financial statements to better reflect comparable periods.

Part III Exhibits, page 95

13.	Comment: Please file an opinion of counsel as to the legality of the securities covered by the Offering Statement as required by Item 17(12) of Form 1-A, Part III. In this regard, we note that Exhibit 12.1 does not address all offered securities and is unsigned and undated and Exhibit 12.2 does not address whether the investor shares will be non-assessable. Please file a signed and dated legality opinion as to the legality of all securities covered by the Offering Statement, indicating whether they will when sold, be legally issued, fully paid and non-assessable. Please refer to Staff Legal Bulletin 19 for additional guidance.

Response: The Form 1A/A filing has been updated with the most current opinion letter (Exhibit #12.2).

Signatures, page 96

14.	Comment: We note the changes made to the Signatures section. Please revise to have the principal accounting officer sign the signatures page or revise to indicate the appropriate capacity on the signatures page.

Response: This revision has been completed.

We hope that the responses contained in this letter and the accompanying updated documents are satisfactory to the Staff. Please do not hesitate to call us at 530-400-7784 if you have any questions or if you wish to discuss these matters further.

Sincerely,

Concreit Fund I LLC

/s/ Sean Hsieh
Sean Hsieh
Chief Executive Officer
sean@concreit.com

Enclosures